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Exhibit 12

PHH Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2002		2001		2000	1999	1998
Earnings available to cover fixed charges:
Income before income taxes and minority interest	$164		$443		$308	$294	$309
Plus: Fixed charges	221		295		261	153	174

Earnings available to cover fixed charges	$385		$738		$569	$447	$483

Fixed charges(a):
Interest, including amortization of deferred financing costs	$210	(b)	$283	(c)	$156	$133	$166
Interest portion of rental payment	11		12		11	10	8

Total fixed charges	$221		$295		$167	$143	$174

Ratio of earnings to fixed charges	1.74x		2.50x		3.41x	3.13x	2.78x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(b)
Consists of $201 million of interest expense related to management and mortgage programs and $9 million of interest expense incurred on an intercompany loan from Cendant.

(c)
Consists of $258 million of interest expense related to management and mortgage programs and $25 million of interest expense incurred on an intercompany loan from Cendant.

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  Exhibit 12
PHH Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)